--------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3 )*

                                THE STEPHAN CO.
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                               (Name of Issuer)

                                 COMMON SHARES
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                        (Title of Class of Securities)

                                  858603 10 3
                               -----------------
                                (CUSIP Number)

                              ANCORA CAPITAL INC
                             ATTN: RICHARD BARONE
                             ONE CHAGRIN HIGHLANDS
                         2000 AUBURN DRIVE, SUITE 420
                             CLEVELAND, OHIO 44122
                                (216) 825-4000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notice and Communications)

                              September 27, 2004
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D
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-
CUSIP NO. 858603 10 3
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-
1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA CAPITAL, INC.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
            00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Ohio, U.S.A.
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                  7     SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    0
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    0
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0
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14    TYPE OF REPORTING PERSON*
            HC
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

SCHEDULE 13D
-------------------------------------------------------------------------------
-
CUSIP NO. 858603 10 3
-------------------------------------------------------------------------------
-
1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA SECURITIES, INC.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Nevada, U.S.A.
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    20820
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    0
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        20820
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            20820
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .48
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            BD
-------------------------------------------------------------------------------

SCHEDULE 13D
-------------------------------------------------------------------------------
-
CUSIP NO. 858603 10 3
-------------------------------------------------------------------------------
-
1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA ADVISORS, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Nevada, U.S.A.
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               158001
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    123000
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    158001
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        123000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            281001
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.43
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IA
-------------------------------------------------------------------------------

   The following constitutes  Amendment  No.  3  ("Amendment  No.  3")  to  the
Schedule 13D's filed by the undersigned on July 22, 2004, August 16, 2004 and September 8, 2004. This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 4.     Purpose of Transaction

      Item 4 is hereby replaced with the following:

"The Filing Persons ("Ancora") acquired shares to establish investment positions in the Issuer ("Stephan" or the "Company"). Subject to market conditions and other factors, Ancora may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

Merlin Partners ("Merlin"), a private investment partnership managed by Ancora Advisors as its General Partner, expects to nominate five individuals to the Board of Directors at the upcoming annual meeting. Merlin is planning on soliciting proxies to vote shares at the 2004 Annual Meeting of Stephan and at any and all adjournments and postponements of the meeting. We have confirmed that our "Shareholder Nomination Notice" shipped to the Corporate Secretary via Federal Express on September 8, 2004 was received at the Company's headquarters on September 9, 2004. We have requested that the Company inform us of any deficiencies in our notice. No response has been noted. We therefore believe that Merlin will have the right to nominate our five representatives to the Board of Directors of Stephan at the annual meeting. We have attempted to contact senior management of the Company in order to discuss potential actions by management that would avert a showdown at the annual meeting, but our recent calls and messages have gone unreturned.

We were contacted by Mr. Carlson, a member of the Special Committee of the Board of Directors regarding purchasing all of the outstanding stock of Stephan. We replied that we were not interested, in no small part due to the fact that we are not in the business of buying controlling interests in companies. We do not believe a buyout is practical for a third party due to the unreasonable severance arrangement between the Chief Executive Officer and the Company. We believe that the current severance payout to Mr. Ferola upon a sale of Stephan would be over $4 million, while the current market capitalization of the Company is between $15 million and $16 million. We would also note that Mr. Ferola's total cash compensation in 2003 was over $1.4 million while the Net Income of Stephan was $760K."

Item 5.     Interest in Securities of the Issuer

   Item 5 is hereby amended by replacing the previous text with the following:

   Set forth below for the Filing Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of September 30, 2004 and the percentage of the Shares outstanding represented by such ownership (based on 4,369,557 shares outstanding):

Name:                         No. of Shares          Percent of Class

Ancora Securities Inc(1)         20,820                        0.48 %

Richard Barone(2)                     0                        0.00 %

Ancora Mutual Funds(3)           42,000                        0.96 %

Ancora Managed Accounts(4)      183,000                        4.19 %

Merlin Partners, L.P. (5)        55,001                        1.26 %

Total                           301,821                        6.91 %

      (1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

      (2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

      (3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone's positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 42,000 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

      (4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone's position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 183,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

      (5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone's position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 55,001 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

Item 7.     Material to be Filed as Exhibits

        Schedule A annexed hereto lists all transactions in the Shares since the filing of the most recent Amendment to Schedule 13(D) by the Reporting Persons. All of such transactions were effected in the open market.


                                   Signatures


   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                                    Richard Barone



Date: 10/01/04                by: /s/Richard A. Barone
                                    Richard A. Barone

EXHIBIT A

                        THE STEPHAN CO. (TSC)
          SECURITY CROSS REFERENCE (PURCHASES/SALES SINCE LAST FILING)

DATE BOUGHT/
    SOLD    QUANTITYPRICE

    9/9/2004  -1,000 5.45
    9/9/2004  -1,100 5.45
    9/9/2004   3,000  5.4
    9/9/2004     200 5.47
    9/9/2004   1,000  5.5
    9/9/2004   1,000  5.8
    9/9/2004  11,800 5.25
    9/9/2004   3,000 5.37
    9/9/2004     500 5.36
    9/9/2004     300  5.4
    9/9/2004   1,000 5.33
   9/10/2004   2,000 5.38
   9/16/2004  -5,000 4.15
   9/16/2004  -2,000 4.15
   9/16/2004 -10,0004.075
   9/22/2004   4,000 3.58
   9/22/2004   1,000  3.6
   9/23/2004   3,000  3.4
   9/24/2004   3,000 3.35
   9/24/2004   2,900  3.4
   9/24/2004     100 3.35
   9/24/2004   3,000 3.35
   9/24/2004   5,000 3.35
   9/24/2004     300 3.35
   9/24/2004   4,700 3.35
   9/24/2004   3,200  3.3
   9/24/2004   1,800 3.35
   9/24/2004   1,000 3.35
   9/24/2004   1,000  3.3
   9/24/2004   5,000 3.33
   9/27/2004   5,000 3.31
   9/27/2004   5,000 3.33
   9/28/2004   2,000  3.3
   9/29/2004   1,000 3.35
   9/30/2004   1,000  3.5
   9/30/2004   4,000  3.5


              61,700